September 21, 2007

Christina T. Simmons, Esq.
Vice President and Assistant General Counsel
Lord, Abbett & Co. LLC
90 Hudson Street
Jersey City, New Jersey 07302-3973

Re: Lord Abbett Managed Portfolio Solutions Trust
File Nos.: 333-145700 and 811-22117

Dear Ms. Simmons:

We have reviewed the registration statement on Form N-1A for the Lord
Abbett Managed Portfolio Solutions Trust (the "Trust") filed with the
Commission on August 24, 2007. The registration statement has one series,
the LAMPS Total Return Fund (the "Fund"). Based on our review of the
registration statement, we have the following comments. The captions we use
below correspond to the captions the Trust uses in its registration statement.

Prospectus

Page 3, Principal Strategy

Will the Fund invest in mortgage-related securities backed by "sub-prime
mortgages". If so, please inform us of the level of investment in these
securities.

Page 7, Investment Managers

Disclosure in this section states that Robert A. Lee is primarily responsible
for the day-to-day management of the Fund as head of the Fund's portfolio

management team of investment managers and analysts. The disclosure further identifies Andrew O'Brien as a senior member of the team. Please disclose the specific position or positions held by Mr. O'Brien at Lord Abbett and also disclose his length of service as a co-portfolio manager of the Fund. Also, please disclose the roles of each of the co-portfolio managers, including any limitations on their roles. See Item 5(a)(2) of Form N-1A.

Statement of Additional Information

Page 3, Investment Policies

Fundamental Investment Restriction (7) excludes "mortgage-backed securities" from the Fund's policy of not investing more than 25% of its assets in any particular industry. Since "mortgage-backed securities" are considered to be an industry, either clearly disclose in the restriction that the Fund will invest more than 25% of its assets in "mortgage-backed securities" or, if the Fund will not invest more than 25% of its assets in "mortgage-backed securities", please delete the reference to these securities from Fundamental Investment Restriction (7).

Pages 20-21, Investment Managers
Page 22, Holdings of Investment Managers

Responses to these items should be provided for both members of the Fund's portfolio management team that are identified in the prospectus in response to Item 5(a)(2) of Form N-1A.

General Comments

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with you registration statement.

Please respond to this letter in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. You should provide a response to all comments. Where no change is made in the filing in response to a comment, please so indicate in a supplemental letter for the information of the staff and briefly state the basis for such position. Please note the Rule 472 requirement for copies marked to show changes from the previous filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Trust and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please direct any questions you may have regarding the filing or this letter of comment to me at (202) 551-6986.

Sincerely,

Patricia P. Williams

Accountant/Analyst